ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the Three and Nine Months Ended September 30, 2022

ALAMOS GOLD INC.
For the Three and Nine Months Ended September 30, 2022

2022 Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”), dated October 26, 2022, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2021 and unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, and notes thereto. The financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 37.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified North American production from the Young-Davidson and the Island Gold mines in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. In addition, Alamos has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.
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2022 Management’s Discussion and Analysis
Highlight Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Financial Results (in millions)
Operating revenues	$213.6	$198.0	$589.3	$620.5
Cost of sales (1)	$168.1	$129.5	$455.5	$395.7
Earnings (loss) from operations	$29.9	$57.3	$49.9	($34.9)
Earnings (loss) before income taxes	$33.9	$56.3	$49.8	($41.3)
Net (loss) earnings	($1.4)	$25.1	($3.5)	($96.2)
Adjusted net earnings (2)	$26.9	$37.6	$74.2	$125.4
Earnings before interest, depreciation and amortization (2)	$96.4	$100.0	$251.3	$314.0
Cash provided by operations before working capital and taxes paid(2)	$96.1	$102.3	$252.3	$319.1
Cash provided by operating activities	$74.0	$82.4	$196.2	$268.4
Capital expenditures (sustaining) (2)	$26.0	$30.9	$68.7	$81.2
Capital expenditures (growth) (2) (3) (5)	$39.8	$52.7	$141.7	$166.8
Capital expenditures (capitalized exploration) (4)	$6.8	$6.9	$18.5	$18.8
Free cash flow (2)	$1.4	($8.1)	($32.7)	$1.6
Operating Results
Gold production (ounces)	123,400	104,700	326,200	344,700
Gold sales (ounces)	122,780	110,488	323,410	344,551
Per Ounce Data
Average realized gold price	$1,740	$1,792	$1,822	$1,801
Average spot gold price (London PM Fix)	$1,729	$1,790	$1,824	$1,800
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,369	$1,172	$1,408	$1,148
Total cash costs per ounce of gold sold (2)	$868	$788	$914	$778
All-in sustaining costs per ounce of gold sold (2)	$1,178	$1,152	$1,231	$1,102
Share Data
Earnings (loss) per share, basic and diluted	$0.00	$0.06	($0.01)	($0.24)
Adjusted earnings per share, basic and diluted (2)	$0.07	$0.10	$0.19	$0.32
Weighted average common shares outstanding (basic) (000’s)	391,794	392,742	391,882	392,755
Financial Position (in millions)
Cash and cash equivalents (6)			$116.7	$172.5
(1)Cost of sales includes mining and processing costs, royalties, and amortization expense. For the three and nine months ended September 30, 2022, cost of sales includes a $11.6 million and $33.9 million non-cash inventory net realizable value adjustment, respectively, at Mulatos District.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)Includes growth capital from operating sites.
(4)Includes capitalized exploration at Island Gold, Young-Davidson and Mulatos District.
(5)Includes capital advances of nil for the three and nine months ended September 30, 2022 ($1.3 million and $21.5 million for the three and nine months ended September 30, 2021).
(6)Comparative cash and cash equivalents balance as at December 31, 2021.

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2022 Management’s Discussion and Analysis

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Gold production (ounces)
Young-Davidson	49,300	50,000	147,600	143,100
Island Gold	31,400	28,000	93,200	103,400
Mulatos District(7)	42,700	26,700	85,400	98,200
Gold sales (ounces)
Young-Davidson	49,218	48,625	147,405	141,931
Island Gold	31,342	28,331	91,507	101,845
Mulatos District	42,220	33,532	84,498	100,775
Cost of sales (in millions)(1)
Young-Davidson	$63.9	$58.5	$188.3	$181.8
Island Gold	$29.0	$24.5	$85.2	$79.2
Mulatos District	$75.2	$46.5	$182.0	$134.7
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,298	$1,203	$1,277	$1,281
Island Gold	$925	$865	$931	$778
Mulatos District(1)	$1,781	$1,387	$2,154	$1,337
Total cash costs per ounce of gold sold (2)
Young-Davidson	$870	$810	$858	$873
Island Gold	$651	$586	$650	$512
Mulatos District	$1,028	$927	$1,298	$913
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$1,134	$1,051	$1,087	$1,093
Island Gold	$944	$1,077	$941	$860
Mulatos District	$1,137	$1,124	$1,426	$1,097
Capital expenditures (sustaining, growth, capitalized exploration and capital advances) (in millions)(2)
Young-Davidson (4)	$15.1	$22.3	$50.9	$63.8
Island Gold (5)	$40.7	$33.8	$103.4	$92.5
Mulatos District (6)	$9.9	$29.1	$57.2	$94.2
Other	$6.9	$5.3	$17.4	$16.3
(1)Cost of sales includes mining and processing costs, royalties, and amortization. For the three and nine months ended September 30, 2022, cost of sales includes $11.6 million and $33.9 million non-cash inventory net realizable value adjustment, respectively, at Mulatos District.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes capitalized exploration at Young-Davidson of $1.2 million and $3.5 million for the three and nine months ended September 30, 2022 ($1.3 million and $3.8 million for the three and nine months ended September 30, 2021).
(5)Includes capitalized exploration at Island Gold of $4.7 million and $13.9 million for the three and nine months ended September 30, 2022 ($5.2 million and $13.6 million for the three and nine months ended September 30, 2021).
(6)Includes capitalized exploration at Mulatos District of $0.9 million and $1.1 million for the three and nine months ended September 30, 2022 ($0.4 and $1.4 million for the three and nine months ended September 30, 2021).
(7)The Mulatos District includes both the Mulatos pit, as well as La Yaqui Grande.
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2022 Management’s Discussion and Analysis
2022 Highlights

Third Quarter 2022
•Produced 123,400 ounces of gold, a 19% increase from the second quarter and near the top end of the range for quarterly guidance. This represented the highest quarterly production in nearly two years driven by a solid first full quarter of production from La Yaqui Grande in Mexico
•With year-to-date production of 326,200 ounces of gold and a further increase in production expected in the fourth quarter, the Company remains on track to achieve full year guidance of 440,000 to 480,000 ounces
•Mulatos District production totaled 42,700 ounces, more than double the second quarter at substantially lower costs driven by low-cost production growth from La Yaqui Grande
•Young-Davidson continued its strong operational performance, producing 49,300 ounces and generating mine-site free cash flow1 of $23.3 million. Year-to-date, Young-Davidson generated $77.3 million of mine-site free cash flow and is on track to generate $100 million for the second consecutive year
•Construction activities on the Phase 3+ Expansion ramped up at Island Gold, including the start of the pre-sink of the shaft in August
•Sold 122,780 ounces of gold at an average realized price of $1,740 per ounce, for revenues of $213.6 million. The average realized gold price was $11 per ounce above the London PM fix
•Total cash costs1 of $868 per ounce, and AISC1 of $1,178 per ounce per ounce decreased 8% and 7%, respectively, from the first half of the year and were both lower than annual guidance, reflecting low-cost production growth at La Yaqui Grande, and the weaker Canadian dollar. The Company remains on track to meet full year cost guidance
•Realized adjusted net earnings1 for the quarter of $26.9 million, or $0.07 per share1. Adjusted net earnings includes adjustments for a non-cash, after tax inventory net realizable value adjustment at Mulatos of $7.7 million and unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $23.0 million, partially offset by other gains totaling $2.4 million
•Reported a net loss of $1.4 million
•Generated cash flow from operating activities of $74.0 million ($96.1 million, or $0.25 per share, before changes in working capital1)
•Free cash flow1 was $1.4 million in the quarter; despite the lower gold price in the quarter, the Company continues to fund its growth initiatives, including the Phase 3+ Expansion, through cash flow from existing operations
•Paid a quarterly dividend of $9.8 million, or $0.025 per share (annualized rate of $0.10). On a year-to-date basis, $37.5 million has been returned to shareholders through dividends and share buy backs. This includes the repurchase of 1.1 million shares at a cost of $8.2 million ($7.41 per share) under the Company's Normal Course Issuer Bid ("NCIB")
•Ended the quarter with cash and cash equivalents of $116.7 million, equity securities of $15.3 million, and no debt
•Released its 2021 Environmental, Social, and Corporate Governance ("ESG") Report, which outlines the Company’s progress on its ESG performance and initiatives
•Zero lost time injuries recorded across the Company's operations in the quarter
•Announced the appointment of Luc Guimond as Chief Operating Officer effective September 1, 2022

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
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2022 Management’s Discussion and Analysis
Environment, Social and Governance Summary Performance

Health and Safety
•Total recordable injury frequency rate1,2 ("TRIFR") of 2.08, a 39% increase from the second quarter of 2022
•Lost time injury frequency rate1 ("LTIFR") of zero
•Year-to-date TRIFR of 1.74 and LTIFR of 0.06, a decline of 15% and 71%, respectively from 2021

During the third quarter of 2022, the TRIFR increased with 25 recordable injuries, seven more than the prior quarter. Zero lost time injuries were recorded in the quarter. On a year-to-date basis, the Company has significantly improved its TRIFR and LTIFR compared to 2021.

Alamos strives to maintain a safe, healthy working environment for all, with a strong safety culture where everyone is continually reminded of the importance of keeping themselves and their colleagues healthy and injury-free. The Company’s overarching commitment is to have all employees and contractors return Home Safe Every Day.

Environment

•Zero significant environmental incidents in the third quarter of 2022 and year-to-date
•Information sessions held on the Company’s cyanide management practices with the communities of Yécora, El Trigo and Matarachi in Mexico, within the framework of the International Cyanide Management Code
•Island Gold received additional construction permits for the shaft site haul road and site powerline
•Continued to advance federal and provincial permitting of the Lynn Lake project
•Completed the transition from propane to compressed natural gas at Young-Davidson, which will reduce greenhouse gas emissions at the site by an estimated 15% for mine underground heating

One reportable spill occurred during the third quarter at Island Gold when 200 litres of thickener slurry leaked due to a pinhole in a pipeline. The spill was identified and all material collected and moved back into the containment area. The area was cleaned and remediated with no anticipated long-term effects. The Company is committed to preserving the long-term health and viability of the natural environment that surround its operations and projects. This includes investing in new initiatives to reduce our environmental footprint with the goal of minimizing the environmental impacts of our activities and offsetting any impacts that cannot be fully mitigated or rehabilitated.

Community

Ongoing donations and medical support being provided to local communities, including:

•Donation of an ambulance to the Sahuaripa municipality,
•Establishment of an online high school for Matarachi residents through an agreement with Tec de Monterrey,
•Commissioning of two freshwater pumping stations in Matarachi
•New scholarship committees established in Matarachi, Sahuaripa and Yécora as part of the Company’s continued support for local students

Alamos believes that excellence in sustainability provides a net benefit to all stakeholders. The Company continues to engage with local communities to understand local challenges and priorities. Ongoing investments in local infrastructure, health care, education, cultural and community programs have continued through the COVID-19 pandemic, with appropriate health and safety protocols.

Governance and Disclosure

•Published Alamos’ 2021 ESG Report and 2021 ESG Summary Tables, outlining the Company’s progress on its ESG performance across its operations, projects and offices
•Recipient of the Ethics and Values Award by the National Confederation of Industrial Chambers (CONCAMIN) for the third consecutive year at Mulatos

Alamos maintains the highest standards of corporate governance to ensure that corporate decision-making reflects its values, including the Company’s commitment to sustainable development. During the quarter, the Company continued to advance its implementation of the Responsible Gold Mining Principles, developed by the World Gold Council as a framework that sets clear expectations as to what constitutes responsible gold mining.

(1) Frequency rate is calculated as incidents per 200,000 hours worked.
(2) The classification of medical treatment injuries was updated retroactive to 1 January 2020 to align with OSHA standards, resulting in changes to previously reported recordable injury rates.
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2022 Management’s Discussion and Analysis
2022 Business Developments

Phase 3+ Expansion Study - Island Gold
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada. The P3+ Expansion Study was an update to the Phase 3 Study ("P3 2000 Study") released on July 14, 2020.
The P3+ Expansion Study was updated to reflect the current costing environment, as well as incorporate the significant growth in high-grade Mineral Reserves and Resources into an optimized mine plan. The P3+ Expansion Study outlines a larger, more profitable, and valuable operation than what was included in the P3 2000 Study.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, and an expansion of the mill. This infrastructure was all incorporated into the P3 2000 Study with several scope changes to accommodate the 20% increase in production rates to 2,400 tpd including a larger mill expansion and paste plant, as well as accelerated development to support the higher mining rates. The Phase 3+ Expansion also includes 30% more development over the mine life to accommodate the 43% larger mineable resource.
The expansion is expected to more than double gold production to average 287,000 ounces per year at industry low mine-site all-in sustaining costs of $576 per ounce starting in 2026 upon completion of the shaft.
Completion of Construction and Initial Production at La Yaqui Grande
On June 20, 2022, the Company announced initial gold production from the La Yaqui Grande mine, following the completion of construction, ahead of schedule. Total construction capital for La Yaqui Grande was $161 million and included the pre-stripping of 33 million tonnes of waste rock, as well as a new three-stage crushing circuit, independent leach pad and process ponds, a new camp and new ancillary buildings.
Total capital spending on the project was 13%, or $19 million higher than the initial capital estimate from mid-2020, mainly due to scope changes. The Company installed a new crushing circuit rather than refurbishing the El Chanate crushing circuit as originally planned. In addition, the Company installed a new camp given the challenges posed by COVID-19.
On a year-to-date basis, La Yaqui Grande produced 30,300 ounces at total cash costs of $546 per ounce. Consistent with full year 2022 guidance, stacking rates at La Yaqui Grande are expected to ramp up through the fourth quarter driving production higher and costs lower at the Mulatos District and company-wide.

Sale of the Esperanza Gold Project
On February 28, 2022, the Company entered into a binding agreement to sell its non-core Esperanza Gold Project (“Esperanza”) located in Morelos State, Mexico to Zacatecas Silver Corp. (“Zacatecas Silver”) for total consideration of up to $60 million (the “Transaction”). The Transaction comprised the following:

•$21 million of total consideration on closing, including:
▪$5 million in cash;
▪$10 million of Zacatecas Silver shares (12.14 million common shares at a price of C$1.05); and
▪A silver metal stream in which Alamos is entitled to receive 20% of the silver produced from Esperanza at a cash price of 20% of the prevailing spot silver price, subject to a maximum of 500,000 ounces of silver delivered to Alamos.
•$39 million of additional consideration upon the completion of the following milestones (“Contingent Payments”):
•$5 million within 60 days following Zacatecas Silver receiving approval of the Environmental Impact Assessment Report for Esperanza;
◦$14 million within 60 days of the earlier of (i) completion of a feasibility study on Esperanza, or (ii) Zacatecas Silver announcing a construction decision on Esperanza; and
◦$20 million within 180 days of commencement of commercial production from Esperanza.

The Transaction closed on April 12, 2022. Upon closing of the transaction, Alamos owned 14.7% of Zacatecas Silver common shares outstanding.

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2022 Management’s Discussion and Analysis
Outlook and Strategy

2022 Guidance
	Young-Davidson	Island Gold	Mulatos	Other (2)	Total
Gold production (000’s ounces)	185 - 200	125 - 135	130 - 145		440 - 480
Cost of sales, including amortization (in millions)(4)					$610
Cost of sales, including amortization ($ per ounce)(4)					$1,325
Total cash costs ($ per ounce)(1)	$850 - $900	$550 - $600	$1,225 - $1,275	—	$875- $925
All-in sustaining costs ($ per ounce)(1)					$1,190 - $1,240
Mine-site all-in sustaining costs ($ per ounce)(1)(3)	$1,125 - $1,175	$850 - $900	$1,325 - $1,375	—
Capital expenditures (in millions)
Sustaining capital(1)	$50 - $55	$35 - $40	$5 - $10	—	$90 - $105
Growth capital(1)	$5 - $10	$145 - $160	$50 - $55	$15	$215 - $240
Total Sustaining and Growth Capital(1)	$55 - $65	$180 - $200	$55 - $65	$15	$305 - $345
Capitalized exploration(1)	$4	$20	—	$3	$27
Total capital expenditures and capitalized exploration(1)	$59 - $69	$200 - $220	$55 - $65	$18	$332 - $372
(1)Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.
(2)Includes growth capital and capitalized exploration at the Company's development projects.
(3)For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.
(4)Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of total cash cost guidance.

The Company’s objective is to operate a sustainable business model that can support growing returns to all stakeholders over the long-term through growing production, expanding margins, and increasing profitability. This includes a balanced approach to capital allocation focused on generating strong ongoing free cash flow while re-investing in high-return internal growth opportunities and supporting higher returns to shareholders.
The Company delivered on two key long-term objectives this year which have solidified its strong outlook. This included achieving initial low-cost production at La Yaqui Grande and announcing the Phase 3+ Expansion of Island Gold, which will create a larger, more profitable and valuable operation.
La Yaqui Grande performed well during its first full quarter of operation, driving a 19% increase in consolidated production from the second quarter at significantly lower costs compared to the first half of the year. The Company expects this strong performance to continue in the fourth quarter with consolidated production increasing to between 125,000 and 135,000 ounces, driven by further low-cost production growth at La Yaqui Grande. Despite industry-wide inflationary pressures, total cash costs are expected to decrease in the fourth quarter to the lowest level of the year with the ramp up of low-cost production at La Yaqui Grande, higher grades at Island Gold, and the weaker Canadian dollar.
With production through the first nine months of 326,200 ounces and higher production and lower costs expected in the fourth quarter, the Company is well positioned to achieve full year production and cost guidance.
Young-Davidson continues to perform well, generating $23.3 million of mine-site free cash flow in the quarter, bringing year-to-date mine-site free cash flow to $77.3 million. With production of 147,600 ounces through the first nine-months, Young-Davidson is on track to meet full year production and cost guidance, and is expected to generate $100 million of mine-site free cash flow for the second straight year.
Island Gold produced 93,200 ounces through the first nine months of the year, and with higher grades expected in the fourth quarter, the operation is well positioned to achieve full year production guidance. Construction activities on the Phase 3+ Expansion are ramping up with pre-sinking of the shaft having started in August. Capital spending rates are expected to continue to increase with the ramp up of activities on the Phase 3+ Expansion; however, full year spending is expected to be lower than guidance with capital deferred to subsequent years.
The Phase 3+ Expansion of Island Gold will result in a step change in production, with mining rates increasing to 2,400 tpd from the current rate of 1,200 tpd. This is expected to more than double gold production to average 287,000 ounces per year at industry low mine-site all-in sustaining costs of $576 per ounce starting in 2026 upon completion of the shaft. Given strong ongoing cash flow from operations, the majority of the Phase 3+ Expansion capital over the life of the project is expected to be self-funded by Island Gold.
Combined production from the Mulatos District totaled 85,400 ounces through the first nine-months of 2022. This included 42,700 ounces in the third quarter, at significantly lower costs than the first half of the year driven by the ramp up of low cost production from La Yaqui Grande. Total production from the Mulatos District is expected to increase further in the fourth quarter at lower costs, and is on track to meet full year production and cost guidance.
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2022 Management’s Discussion and Analysis
At Lynn Lake, the Company continues to focus on environmental work in support of permitting, detailed engineering and other site access upgrades. Spending in 2022 has been focused on both development and exploration activities, with $17 million spent through the first nine-months of the year. The approval of the Environmental Impact Statement (“EIS”) for the project is expected by the end of 2022 or early 2023, following which the Company expects to release an updated feasibility study.
The Company's liquidity position remains strong, ending the quarter with $116.7 million of cash and cash equivalents, $15.3 million in equity securities, and no debt. Additionally, the Company has a $500 million undrawn credit facility, providing total liquidity of $616.7 million.
As part of the Company's balanced approach to growth and capital allocation, the current focus of growth capital is the Phase 3+ Expansion at Island Gold. With no significant capital expected to be spent on developing Lynn Lake until the Phase 3+ Expansion is well underway, the Company remains well positioned to fund this growth internally while generating strong free cash flow over the next several years. The Company expects significant free cash flow growth starting in 2025 as production rates ramp up at Island Gold.

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2022 Management’s Discussion and Analysis
Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 5,720 ha and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Gold production (ounces)	49,300	50,000	147,600	143,100
Gold sales (ounces)	49,218	48,625	147,405	141,931
Financial Review (in millions)
Operating Revenues	$85.6	$87.1	$269.7	$255.3
Cost of sales (1)	$63.9	$58.5	$188.3	$181.8
Earnings from operations	$20.9	$28.6	$77.4	$73.5
Cash provided by operating activities	$38.4	$51.2	$128.2	$133.7
Capital expenditures (sustaining) (2)	$13.0	$11.7	$33.6	$31.0
Capital expenditures (growth) (2)	$0.9	$9.3	$13.8	$29.0
Capital expenditures (capitalized exploration) (2)	$1.2	$1.3	$3.5	$3.8
Mine-site free cash flow (2)	$23.3	$28.9	$77.3	$69.9
Cost of sales, including amortization per ounce of gold sold (1)	$1,298	$1,203	$1,277	$1,281
Total cash costs per ounce of gold sold (2)	$870	$810	$858	$873
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,134	$1,051	$1,087	$1,093
Underground Operations
Tonnes of ore mined	644,000	737,554	2,122,820	2,121,573
Tonnes of ore mined per day	7,000	8,017	7,776	7,771
Average grade of gold (4)	2.28	2.30	2.29	2.26
Metres developed	2,589	3,031	8,933	9,251
Mill Operations
Tonnes of ore processed	719,050	738,646	2,161,792	2,159,994
Tonnes of ore processed per day	7,816	8,029	7,919	7,912
Average grade of gold (4)	2.31	2.30	2.31	2.25
Contained ounces milled	53,290	54,640	160,734	156,310
Average recovery rate	92%	92%	91%	92%
(1)Cost of sales includes mining and processing costs, royalties and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
Young-Davidson produced 49,300 ounces of gold in the third quarter of 2022, consistent with the prior year period reflecting similar tonnes and grades processed. With production of 147,600 ounces for the first nine-months of 2022, the operation is on track to meet full year production guidance.
Underground mining rates were lower than the prior year period, averaging 7,000 tpd in the third quarter. Mining rates were impacted by downtime to replace the head ropes within the Northgate Shaft, a scheduled replacement of an underground conveyor belt, and an increased frequency of energy reductions during periods of peak provincial electricity demand in the summer months. Underground mining rates are expected to increase in the fourth quarter and average 8,000 tpd. Grades mined averaged 2.28 g/t Au, within the annual guidance of between 2.15 and 2.35 g/t Au.
Mill throughput averaged 7,816 tpd in the third quarter at an average grade of 2.31 g/t Au. Milling rates were consistent with the first half of 2022, though slightly lower than the prior year period and guidance, reflecting the above noted energy reduction program. Milling rates exceeded mining rates during the quarter with underground ore mined and stockpiled in previous quarters supplementing mill feed. Mill recoveries averaged 92% in the quarter, in line with guidance and the prior year period.

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2022 Management’s Discussion and Analysis
Financial Review
Third quarter revenues of $85.6 million were 2% lower than the prior year period reflecting a lower realized gold price. Year-to date revenues of $269.7 million were 6% higher than the prior year period, primarily driven by more ounces sold.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $63.9 million in the third quarter were higher than the prior year period, due to higher unit mining costs, partially offset by the weaker Canadian dollar. Underground unit mining costs were CAD $50 per tonne in the quarter, higher than the prior year and previous quarters, primarily due to the lower mining rates, as well as inflationary cost pressures. Cost of sales of $188.3 million in the first nine months of 2022 were higher than the comparable period given higher input costs and more ounces sold.
Total cash costs of $870 per ounce in the third quarter were 7% higher than the prior year period driven by the higher unit mining costs in the quarter, partially offset by the weaker Canadian dollar. Mine-site AISC of $1,134 per ounce in the third quarter were 8% higher than the prior year period, consistent with the increase in total cash costs. Total cash costs and mine-site AISC for the first nine months were both lower than the comparable period as a result of higher production. Given the strong operational performance to-date, Young-Davidson remains well positioned to meet full year total cash cost and mine-site AISC guidance.
Capital expenditures in the quarter included $13.0 million of sustaining capital and $0.9 million of growth capital. In addition, $1.2 million was invested in capitalized exploration in the quarter. Capital expenditures totaled $50.9 million in the first nine-months of 2022, a 20% decrease from the prior year and in line with annual guidance.
Young-Davidson has consistently generated strong free cash flow since transitioning to the lower mine infrastructure in mid-2020, which has driven production higher and unit mining costs lower. This included mine-site free cash flow of $23.3 million in the third quarter of 2022 and $77.3 million for the first nine months of 2022, putting the operation on track to generate $100 million of mine-site free cash flow for the second consecutive year.
                                        12

2022 Management’s Discussion and Analysis
Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located just east of the town of Dubreuilville, Ontario, Canada, 83km northeast of Wawa. Alamos holds 100% of all mining titles related to the Island Gold property, which comprises approximately 15,000 ha. The mine began production in October 2007.
Island Gold Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Gold production (ounces)	31,400	28,000	93,200	103,400
Gold sales (ounces)	31,342	28,331	91,507	101,845
Financial Review (in millions)
Operating Revenues	$54.8	$50.8	$167.3	$183.4
Cost of sales (1)	$29.0	$24.5	$85.2	$79.2
Earnings from operations	$24.4	$25.5	$78.1	$101.0
Cash provided by operating activities	$32.1	$31.5	$109.0	$129.9
Capital expenditures (sustaining) (2)	$9.1	$13.9	$26.4	$35.5
Capital expenditures (growth) (2) (5)	$26.9	$14.7	$63.1	$43.4
Capital expenditures (capitalized exploration) (2)	$4.7	$5.2	$13.9	$13.6
Mine-site free cash flow (2)	($8.6)	($2.3)	$5.6	$37.4
Cost of sales, including amortization per ounce of gold sold (1)	$925	$865	$931	$778
Total cash costs per ounce of gold sold (2)	$651	$586	$650	$512
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$944	$1,077	$941	$860
Underground Operations
Tonnes of ore mined	104,565	108,241	319,757	329,190
Tonnes of ore mined per day ("tpd")	1,137	1,177	1,171	1,206
Average grade of gold (4)	9.67	8.59	9.37	10.04
Metres developed	1,664	1,708	5,005	5,566
Mill Operations
Tonnes of ore processed	121,571	99,425	336,668	320,608
Tonnes of ore processed per day	1,321	1,081	1,233	1,174
Average grade of gold (4)	9.38	8.90	9.25	10.29
Contained ounces milled	36,661	28,443	100,119	106,062
Average recovery rate	93%	95%	95%	96%
(1)Cost of sales includes mining and processing costs, royalties, and amortization.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Grams per tonne of gold ("g/t Au").
(5)Includes capital advances of nil and $1.4 million for the three and nine months ended September 30, 2022 ($0.6 million and $3.4 million for the three and nine months ended September 30, 2021).

Island Gold produced 31,400 ounces in the third quarter of 2022, a 12% improvement from the prior year period reflecting higher grades mined and higher tonnes processed. Through the first nine months of 2022, Island Gold produced 93,200 ounces and remains on track to meet full year production guidance.
Underground mining rates averaged 1,137 tpd in the third quarter, with grades averaging 9.67 g/t Au. Mining rates were slightly below guidance as a result of production drilling availability, but have improved in the fourth quarter. Mining rates and grades mined through the first nine-months of the year were in line with guidance.
Mill throughput averaged 1,321 tpd, 10% above annual guidance of 1,200 tpd, reflecting the processing of approximately 10,000 tonnes of Island Gold stockpiled ore at the Young-Davidson mill. Given current permit limits at Island Gold, excess stockpiles were trucked to Young-Davidson during the second and third quarters and processed as capacity was available at the Young-Davidson mill, boosting production and cash flow.
Mill recoveries averaged 93% in the quarter, below annual guidance and the prior year period due to calibration issues with a newly installed automated lime application system. This issue was identified and rectified with recoveries returning to budgeted
                                        13

2022 Management’s Discussion and Analysis
levels before the end of the quarter and into October. The new system is performing well with recoveries expected to be at budgeted levels in the fourth quarter.
Financial Review
Island Gold generated revenues of $54.8 million in the third quarter, an 8% increase compared to the prior year period, driven by 11% more ounces sold, partially offset by a lower realized gold price. For the first nine months of the year, revenues were $167.3 million, lower than the prior year period as a result of less ounces sold, partially offset by a higher realized gold price.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $29.0 million in the third quarter were 18% higher than the prior year period, reflecting both higher tonnes processed and unit mining costs, partially offset by a weaker Canadian dollar. Cost of sales of $85.2 million in the first nine-months of 2022 were higher than the comparable period given similar reasons.
Total cash costs of $651 per ounce in the third quarter were higher than the prior year period, due to higher mining and processing costs, partially offset by higher grades processed. Mine-site AISC of $944 per ounce in the third quarter were lower than the prior year period due to the timing of sustaining capital expenditures. Total cash costs and mine-site AISC for the first nine months were both higher than the comparable period as a result of lower grades processed and higher mining and processing costs.
Total capital expenditures were $40.7 million in the third quarter, including $4.7 million of capitalized exploration. Spending ramped up significantly on the Phase 3+ Expansion during the third quarter, including shaft site preparation and clearing, and the start of pre-sinking of the shaft. In addition, capital spending was focused on lateral development and other surface infrastructure. For the first nine-months of 2022, capital spending was $103.4 million, inclusive of capitalized exploration of $13.9 million, higher than the prior year period given the ramp up of construction activities on the Phase 3+ Expansion.
Island Gold generated negative mine-site free cash flow of $8.6 million in the third quarter given higher capital commitments related to the Phase 3+ Expansion, but had positive mine-site free cash flow of $5.6 million for the first nine-months of 2022. At current gold prices, Island Gold is expected to largely self-finance the Phase 3+ Expansion capital spending in 2022 and beyond.

                                        14

2022 Management’s Discussion and Analysis
Mulatos District

The Mulatos District (Mulatos and La Yaqui Grande mines) is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions within the Mulatos District. The Mulatos mine achieved commercial production in 2006.
Mulatos District Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Gold production (ounces)	42,700	26,700	85,400	98,200
Gold sales (ounces)	42,220	33,532	84,498	100,775
Financial Review (in millions)
Operating Revenues	$73.2	$60.1	$152.3	$181.8
Cost of sales (1)	$75.2	$46.5	$182.0	$134.7
(Loss) earnings from operations	($4.1)	$11.2	($36.2)	$41.4
Cash (used) provided by operating activities	$11.7	$9.2	($8.4)	$38.4
Capital expenditures (sustaining) (2)	$3.9	$5.3	$8.7	$14.7
Capital expenditures (growth) (2) (7)	$5.1	$23.4	$47.4	$78.1
Capital expenditures (capitalized exploration) (2)	$0.9	$0.4	$1.1	$1.4
Mine-site free cash flow (2)	$1.8	($19.9)	($65.6)	($55.8)
Cost of sales, including amortization per ounce of gold sold (1)	$1,781	$1,387	$2,154	$1,337
Total cash costs per ounce of gold sold (2)	$1,028	$927	$1,298	$913
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,137	$1,124	$1,426	$1,097
Mulatos Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	759,339	744,827	2,600,777	2,455,916
Total waste mined - open pit (6)	1,573,334	1,675,335	5,237,360	6,563,305
Total tonnes mined - open pit	2,332,673	2,420,162	7,838,137	9,019,222
Waste-to-ore ratio (operating)	2.07	1.15	1.63	1.41
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,274,662	1,580,707	4,542,916	5,313,831
Average grade of gold processed (5)	0.75	1.08	0.72	1.04
Contained ounces stacked	30,916	54,999	104,965	177,418
Average recovery rate	56%	49%	52%	55%
Ore crushed per day (tonnes)	14,000	17,200	16,600	19,500
La Yaqui Grande Mine
Open Pit Operations
Tonnes of ore mined - open pit (4)	739,594	—	1,236,413	—
Total waste mined - open pit (6)	5,327,341	—	17,469,454	—
Total tonnes mined - open pit	6,066,935	—	18,705,867	—
Crushing and Heap Leach Operations
Tonnes of ore stacked	794,127	—	1,127,108	—
Average grade of gold processed (5)	1.23	—	1.33	—
Contained ounces stacked	31,362	—	48,133	—
Average recovery rate	81%	—	63%	—
Ore crushed per day (tonnes)	8,700	—	6,159	—
(1)Cost of sales includes mining and processing costs, royalties, and amortization. Cost of sales per ounce for the three and nine months ended September 30, 2022 includes the inventory net realizable value adjustment of $11.6 million and $33.9 million.
(2)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
(4)Includes ore stockpiled during the quarter.
(5)Grams per tonne of gold ("g/t Au").
(6)Total waste mined includes operating waste and capitalized stripping.
(7)Includes a drawdown of capital advances of $1.4 million for the nine months ended September 30, 2022 ($0.7 million and $18.1 million of advances for the three and nine months ended September 30, 2021).

                                        15

2022 Management’s Discussion and Analysis
The Mulatos District produced 42,700 ounces in the third quarter from the Mulatos and La Yaqui Grande operations, representing a significant increase from the prior year period given the start of production at La Yaqui Grande in June, 2022. The Mulatos District remains on track to achieve full year guidance with the ongoing ramp up in mining and stacking rates at La Yaqui Grande expected to drive a further increase in production in the fourth quarter at lower costs.
Mulatos Operational Review
Mulatos produced 17,400 ounces in the third quarter, representing a 14% increase from the second quarter. Approximately 60% of the ore stacked in the third quarter was from the El Salto portion of the pit, with the remainder from surface stockpiles. In the fourth quarter, El Salto ore is expected to comprise the majority of tonnes stacked on the Mulatos leach pad.
Total crusher throughput in the third quarter averaged 14,000 tpd, for a total of 1,274,662 tonnes stacked at a grade of 0.75 g/t Au, including surface stockpiles. Mining rates and tonnes stacked in the quarter were impacted by heavy rains, which limited the supply of consumables to site, including lime and diesel. With the rainy season concluded, the regular transport and supply of consumables to site has resumed and Mulatos expects to ramp up stacking rates to guided levels in the fourth quarter.
Recovery rates remained consistent with previous quarters at 56%, and continue to be impacted by the longer leach cycles associated with stacking of stockpiled ore.
La Yaqui Grande Operational Review
La Yaqui Grande is an open pit mine with an independent leach pad located approximately seven kilometres from the existing Mulatos operation. Construction was completed ahead of schedule in the second quarter with the operation achieving initial production in June 2022. La Yaqui Grande performed well in its first full quarter of operation, producing 25,300 ounces of gold.
During the third quarter, 739,594 tonnes of ore were mined. Mining and stacking rates continued to ramp up through the third quarter with the latter increasing to average 8,700 tpd, slightly below the design level of 10,000 tpd. As with Mulatos, mining and stacking rates in the quarter were impacted by heavy rains which temporarily limited the transport of consumables to site. Grades stacked on the leach pad in the quarter averaged 1.23 g/t Au, in line with the Mineral Reserve grade.
Financial Review (Mulatos District)
Revenues of $73.2 million in the third quarter were higher than the prior year period due to the start of production at La Yaqui Grande in June, 2022, which contributed 24,600 ounces sold in the quarter, offset by a lower realized gold price. For the first nine months of 2022, revenues of $152.3 million were lower than the prior year period driven by fewer ounces sold, partially offset by a higher realized gold price.
Cost of sales (includes mining and processing costs, royalties and amortization expense) of $75.2 million in the third quarter were higher than in the comparative period, driven by higher processing costs and a net realizable value adjustment to the Mulatos leach pad inventory balance. During the third quarter, the Company reviewed the carrying value of the Mulatos leach pad inventory to assess its recoverability. Given a decline in the gold price at period end and higher future processing costs, the Company recorded an adjustment to reduce the carrying value of Mulatos leach pad inventory, resulting in a non-cash net realizable value adjustment of $11.6 million ($7.7 million after tax). For the first nine months of 2022, cost of sales of $182.0 million were higher than the prior year period, primarily due to Mulatos leach pad inventory adjustments of $33.9 million ($22.4 million after tax).
Total cash costs for the Mulatos District of $1,028 per ounce were higher than the prior year period as a result of lower tonnes and grades stacked and higher processing costs, partially offset by low-cost production growth from La Yaqui Grande. The higher processing costs include inflationary pressures on key inputs, such as cyanide, as well as increased reagent consumption to process the surface stockpiles. Total cash costs for the Mulatos District includes production from La Yaqui Grande, which had significantly lower total cash costs in the period of $561 per ounce. Mine-site AISC for the Mulatos District of $1,137 per ounce (including $699 per ounce at La Yaqui Grande) in the quarter were consistent with the prior year period. For the first nine months, total cash costs and mine-site AISC were higher than the prior year, given heavier reliance on higher cost surface stockpiles in the first half of the year. With production increasing at La Yaqui Grande, both total cash costs and mine-site AISC are expected to decrease moving forward.
Capital spending totaled $9.9 million in the third quarter, down significantly from the first half of the year reflecting completion of construction of La Yaqui Grande in June. This included sustaining capital expenditures of $3.9 million, primarily relating to stripping costs at La Yaqui Grande, and capitalized exploration of $0.9 million. During the first nine-months of 2022, capital spending totaled $57.2 million.
                                        16

2022 Management’s Discussion and Analysis
The Mulatos District generated mine-site free cash flow of $1.8 million in the quarter driven by improving operating margins. Mine site free cash flow was impacted by working capital changes in the quarter, including an increase in VAT receivables and inventory.
Third Quarter 2022 Development Activities

Island Gold (Ontario, Canada)
Phase 3+ Expansion Study
On June 28, 2022, the Company reported results of the Phase 3+ Expansion Study (“P3+ Expansion Study”) conducted on its Island Gold mine, located in Ontario, Canada. The P3+ Expansion Study was an update to the Phase 3 Study ("P3 2000 Study") released on July 14, 2020.
The P3+ Expansion Study was updated to reflect the current costing environment, as well as incorporate the significant growth in high-grade Mineral Reserves and Resources into an optimized mine plan. The P3+ Expansion Study outlines a larger, more profitable, and valuable operation than what was included in the P3 2000 Study released in 2020.
The Phase 3+ Expansion to 2,400 tpd from the current rate of 1,200 tpd will involve various infrastructure investments. These include the installation of a shaft, paste plant, and an expansion of the mill. This infrastructure was all incorporated into the P3 2000 Study with several scope changes to accommodate the 20% increase in production rates to 2,400 tpd including a larger mill expansion and paste plant, as well as accelerated development to support the higher mining rates. The Phase 3+ Expansion also includes 30% more development over the mine life to accommodate the 43% larger mineable resource.
Following the completion of the expansion in 2026, the operation will transition from trucking ore and waste up the ramp to skipping ore and waste to surface through the new shaft infrastructure, driving production higher and costs significantly lower.
Phase 3+ Expansion Study Highlights

•Higher production: average annual gold production of 287,000 ounces starting in 2026 upon completion of the shaft
•This represents a 22% increase from the P3 2000 Study and a 121% increase from the mid-point of 2022 production guidance of 130,000 ounces

•Industry low costs: consistent cost structure with the P3 2000 Study, with productivity gains and economies of scale offsetting inflation
•Average total cash costs of $432 per ounce (average $425 per ounce from 2026), consistent with the P3 2000 Study and 25% lower than the mid-point of 2022 guidance of $575 per ounce
•Average mine-site all-in sustaining costs of $610 per ounce (average $576 per ounce from 2026), a 30% decrease from the mid-point of 2022 guidance of $875 per ounce

•Larger, longer-life operation supported by significantly increased Mineral Reserve and Resources
•43% increase in mineable resource to 4.6 million ounces of gold grading 10.59 g/t Au
•18 year mine life to 2039, a four year increase from the P3 2000 Study, while operating at 20% higher production rates of 2,400 tpd

•Lower capital intensity: lower total capital per ounce over the life of mine
•Growth capital of $756 million and sustaining capital of $777 million, both up from the P3 2000 Study reflecting the expansion, a larger mineable resource, and industry-wide inflation
•Total capital intensity decreased 4% to $344 per ounce reflecting the larger mineable resource with increased ounces per vertical metre driving the lower capital intensity and contributing to the stronger economics
•$100 million of the increase in growth capital compared to the P3 2000 Study reflects sustaining capital that has been brought forward to the expansion period for accelerated underground development and infrastructure to support the higher mining rate
•Expansion significantly de-risked given increased detailed engineering, capital committed, and projects completed to date, including the majority of earthworks

•Stronger economics with expansion and larger mineable resource more than offsetting inflation to create a more valuable operation
•After-tax net present value (“NPV”) (5%) of $1.6 billion, a 25% increase from the P3 2000 Study (base case gold price assumption of $1,650 per ounce and USD/CAD foreign exchange rate of $0.78:1)
•After-tax internal rate of return (“IRR”) of 23%, up from 20% in P3 2000 Study
                                        17

2022 Management’s Discussion and Analysis
•After-tax NPV (5%) of $2.0 billion, a 31% increase from the P3 2000 Study, and an after-tax IRR of 25%, at gold prices of $1,850 per ounce

•Industry low Greenhouse Gas (“GHG”) emission intensity
•35% reduction in life of mine GHG emissions relative to the current operation, supporting the company-wide target of a 30% reduction in GHG emissions by 2030
•31% additional reduction in emissions per ounce of gold produced from already industry low levels

•Fully funded, balanced approach to growth: growing free cash flow expected starting in the second half of 2022
•With no significant capital expected to be spent on Lynn Lake until the P3+ Expansion is well underway; the Company is well positioned to fund the expansion internally while generating strong free cash flow over the next several years
•The Company expects significant free cash flow growth in 2025 and beyond as production rates ramp up at Island Gold
Construction activities continued to ramp up during the third quarter, with major activities including site clearing and preparation of the shaft area, pre-sinking of the shaft, and pouring the concrete foundation for shaft surface infrastructure. Further details on progress made as of the end of the quarter are noted below:
•Shaft site earthworks, access road to the shaft area and buried services excavation were more than 80% complete
•Shaft pre-sink commenced in August and is approximately 90% complete to date. The pre-sink is expected to be completed down to a 42 metre depth in November
•Commenced concrete foundation work on shaft surface infrastructure, including the hoist and hoist house
•Paste plant detailed engineering commenced in September
•Lateral development to support higher mining rates with the Phase 3+ Expansion remains ongoing
During the third quarter of 2022, the Company spent $26.9 million, exclusive of accounts payable and accruals, on growth capital related to the Phase 3+ expansion and capital development to support the expansion. Spending is expected to increase in the fourth quarter and into 2023 as construction activities ramp up.

                                        18

2022 Management’s Discussion and Analysis
Shaft site area - October 2022
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site AISC of $745 per ounce.
The project economics based on the 2017 Feasibility Study at a $1,500 per ounce gold price include an after-tax internal rate of return ("IRR") of 21.5% and an after-tax NPV of $290 million (12.5% IRR at a $1,250 per ounce gold price). The Company filed the Environmental Impact Statement ("EIS") with the federal government in 2020. Approval of the EIS is expected towards the end of 2022 or early 2023, following which the Company expects to release an updated feasibility study on the project.
As part of the Company's balanced approach to growth and capital allocation, no significant capital is expected to be spent on the development of Lynn Lake until the Phase 3+ Expansion at Island Gold is well underway.
Development spending (excluding exploration) was $2.0 million in the third quarter of 2022 and $8.0 million in the first nine months to support the ongoing permitting process and engineering.
Kirazlı (Çanakkale, Türkiye)
On October 14, 2019, the Company suspended all construction activities on its Kirazlı project following the Turkish government's failure to grant a routine renewal of the Company’s mining licenses, despite the Company having met all legal and regulatory requirements for their renewal. In October 2020, the Turkish government refused the renewal of the Company’s Forestry Permit. The Company had been granted approval of all permits required to construct Kirazlı including the Environmental Impact Assessment approval, Forestry Permit, and GSM (Business Opening and Operation) permit, and certain key permits for the nearby Ağı Dağı and Çamyurt Gold Mines. These permits were granted by the Turkish government after the project earned the support of the local communities and passed an extensive multi-year environmental review and community consultation process.
                                        19

2022 Management’s Discussion and Analysis
On April 20, 2021, the Company announced that its Netherlands wholly-owned subsidiaries Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V. (the “Subsidiaries”) would be filing an investment treaty claim against the Republic of Türkiye for expropriation and unfair and inequitable treatment, among other things, with respect to the Kirazlı, Ağı Dağı and Çamyurt gold development projects in Türkiye. The claim was filed under the Netherlands-Türkiye Bilateral Investment Treaty (the “Treaty”). Alamos Gold Holdings Coöperatief U.A. and Alamos Gold Holdings B.V. had its claim against the Republic of Türkiye registered on June 7, 2021 with the International Centre for Settlement of Investment Disputes (World Bank Group).
Bilateral investment treaties are agreements between countries to assist with the protection of investments. The Treaty establishes legal protections for investment between Türkiye and the Netherlands. The Subsidiaries directly own and control the Company’s Turkish assets. The Subsidiaries invoking their rights pursuant to the Treaty does not mean that they relinquish their rights to the Turkish project, or otherwise cease the Turkish operations. The Company will continue to work towards a constructive resolution with the Republic of Türkiye.
The Company incurred $2.2 million in the third quarter related to ongoing holding costs and legal costs to progress the Treaty claim, which was expensed.
Third Quarter 2022 Exploration Activities

Island Gold (Ontario, Canada)
Total exploration spending through the first nine months was $17.9 million, in line with the annual budgeted amount of $22 million for surface and underground exploration at Island Gold in 2022. Exploration remains focused on defining additional near mine Mineral Resources across the Island Gold Main Zone (Island Main, West, and East), as well as advancing and evaluating several regional targets.
A regional exploration program is also included in 2022 spending, with the focus on evaluating and advancing exploration targets outside the Island Gold Deposit on the 15,524-hectare Island Gold property.
During the third quarter, six diamond drill rigs were focused on the surface directional exploration program, as well as one drill rig focused on underground exploration drilling.
Surface exploration drilling
A total of 8,116 m of surface directional drilling was completed in 13 holes during the third quarter. Surface directional drilling targeted areas peripheral to Inferred Mineral Resource blocks in the Island West, Main, and East areas between 1,400 m and 1,800 m below surface with drill hole spacing ranging from 75 m to 200 m. In addition, a total of 4,077 m of surface regional diamond drilling was completed in eight holes during the third quarter in four target areas.
Underground exploration drilling
During the third quarter of 2022, a total of 5,817 m of standard underground exploration drilling was completed in 36 holes. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 80 m of underground exploration drift development was also completed during the third quarter.
Total exploration expenditures during the third quarter were $6.1 million, of which $4.7 million was capitalized. In the first nine months of 2022, the Company incurred exploration expenditures of $17.9 million, of which $13.9 million was capitalized.
Young-Davidson (Ontario, Canada)
The focus for the 2022 drill program is following up on the success in the 2020 and 2021 programs which extended gold mineralization below existing Mineral Reserves and Resources and intersected higher grades in the hanging wall and footwall of the deposit.
The 2022 program includes 21,600 m of underground exploration drilling, and 500 m of underground exploration drift development to extend drill platforms on the 9220, 9095, and 9025-levels. The focus of the underground exploration drilling program is to expand Mineral Resources in six target areas that have been identified within proximity to existing underground infrastructure. In addition, 10,000 m of surface drilling is planned to test near-surface targets across the 5,720 hectare Young-Davidson Property.
During the third quarter, underground exploration drilling was focused on two targets with 2,682 m completed in four holes. The first target included one hole drilled from the 8960-level exploration drill bay established in the lower mine infrastructure tested to the west and down-plunge of existing Mineral Reserves and Resources. Drilling is targeting syenite-hosted mineralization as well as continuing to test mineralization in the footwall sediments and in the hanging wall mafic-ultramafic stratigraphy. A second
                                        20

2022 Management’s Discussion and Analysis
underground drill completed three holes from the 9220 West exploration drift testing down-plunge of the existing Mineral Reserves and Resources.
A total of 876 m of surface exploration drilling was completed in one hole during the quarter, continuing to test several targets as part of the 2022 regional exploration program.
Exploration spending totaled $2.0 million of which $1.2 million was capitalized in the third quarter 2022. For the first nine months of 2022, exploration spending totaled $7.5 million of which $3.5 million was capitalized.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Exploration continues to follow up on near-mine sulphide opportunities at Puerto del Aire, as well as several earlier stage prospects throughout the wider district.
During the third quarter of 2022, exploration activities continued at Puerto del Aire and the near-mine areas with 7,060 m of drilling completed in 25 holes. Drilling at Puerto del Aire in 2021 was successful in establishing a new underground Mineral Reserve at Mulatos, consisting of 0.4 million ounces of gold (2.8 mt grading 4.67 g/t Au) as at December 31, 2021. The focus in 2022 is on evaluating sulphide opportunities to expand this Mineral Reserve. The higher-grade ore from Puerto del Aire is expected to be processed through the existing mill at Mulatos. Ongoing exploration results will be incorporated into an updated development plan which is expected to be finalized in 2023.

Regional drilling was also completed at the Bajios and Halcon West targets. This included three drill holes totaling 730 m at Bajios and seven drill holes totaling 2,222 m at Halcon West.
During the third quarter, the Company incurred $3.0 million of exploration spending of which $0.9 million was capitalized. For the first nine months of 2022, the Company incurred $7.6 million of exploration spending of which $1.1 million was capitalized.
Lynn Lake (Manitoba, Canada)
During the third quarter of 2022, fifteen holes were drilled at the Tulune target, and two holes were completed at another regional target, totaling 5,818 m of drilling in the period. The 2022 drilling program was completed at the end of August, with a total of 57 holes, or 18,235 m completed in the year.

A summer field program progressed through the third quarter, consisting of geological mapping, prospecting and soil sampling that was designed to help advance a pipeline of prospective regional exploration targets to drill-ready stage. Interpretation of 2022 drilling and field program results and development of a 2023 program are currently in progress.
Exploration spending totaled $4.4 million in the third quarter and $8.9 million year-to-date, all of which was capitalized.
Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the third quarter of 2022, the Company realized an average gold price of $1,740 per ounce, $11 per ounce above the London PM Fix price.
As at September 30, 2022, the Company had 36,525 ounces hedged for the remainder of 2022 which ensure a minimum average realized gold price of $1,772 per ounce and a maximum average realized gold price of $2,077 per ounce, regardless of the movement in gold prices during the period. In addition, the Company had 24,000 ounces hedged for the first half of 2023, which ensure a minimum average realized gold price of $1,759 per ounce and a maximum average realized gold price of $2,195 per ounce.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Canadian dollars and Mexican pesos. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the third quarter of 2022, the Canadian dollar averaged approximately $1.31 CAD to $1 USD, compared to $1.28 CAD to $1 USD in the second quarter of 2022. The Mexican peso ("MXN") averaged 20.22 MXN to $1 USD in the third quarter of 2022 compared to 20.02 MXN to $1 USD in the second quarter of 2022.

                                        21

2022 Management’s Discussion and Analysis
The Company recorded a foreign exchange gain of $1.5 million in the third quarter related to the translation of the Company's net monetary assets and liabilities resulting from changes in period-end foreign exchange rates. The Canadian Dollar to US dollar exchange rate weakened 6% quarter over quarter, ending at $1.37 CAD to $1 USD at September 30, 2022. The Mexican peso weakened 1% to 20.13 MXN to $1 USD at September 30, 2022.

In addition, the movement of the CAD and MXN rates generated a non-cash foreign exchange loss of $24.5 million in the third quarter of 2022 and a loss of $31.6 million for the first nine months of 2022, on the revaluation of monetary tax and deferred tax balances, which is recorded within deferred tax expense. The loss is non-cash and reflects the impact of the weakening Canadian dollar on the Company's Canadian dollar denominated tax pools.

The Company actively manages its currency exposure through a hedging program, which resulted in a realized foreign exchange gain of $0.3 million during the third quarter, and $1.3 million for the first nine-months of 2022. The Company applies hedge accounting; accordingly, these realized gains and losses have been applied against operating and capital costs at the operating mines.
Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Gold production (ounces)	123,400	104,700	326,200	344,700
Gold sales (ounces)	122,780	110,488	323,410	344,551
Operating Revenues	$213.6	$198.0	$589.3	$620.5
Cost of sales (1)	$168.1	$129.5	$455.5	$395.7
Earnings (loss) from operations	$29.9	$57.3	$49.9	($34.9)
Earnings (loss) before income taxes	$33.9	$56.3	$49.8	($41.3)
Net (loss) earnings	($1.4)	$25.1	($3.5)	($96.2)
Adjusted net earnings (2)	$26.9	$37.6	$74.2	$125.4
(Loss) earnings per share, basic	$0.00	$0.06	($0.01)	($0.24)
Adjusted earnings per share (2)	$0.07	$0.10	$0.19	$0.32
Total assets			$3,599.3	$3,549.4
Total non-current liabilities			756.6	682.5
Cash flow from operations	$74.0	$82.4	$196.2	$268.4
Dividends per share, declared and paid	0.025	0.025	0.075	0.075
Average realized gold price per ounce	$1,740	$1,792	$1,822	$1,801
Cost of sales per ounce of gold sold, including amortization (1)	$1,369	$1,172	$1,408	$1,148
Total cash costs per ounce of gold sold (2)	$868	$788	$914	$778
All-in sustaining costs per ounce of gold sold (2)	$1,178	$1,152	$1,231	$1,102
(1) Cost of sales includes mining and processing costs, royalties and amortization. Cost of sales per ounce for three and nine months ended September 30, 2022 include the inventory net realizable value adjustment of $11.6 million and $33.9 million, respectively.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Review of Third Quarter Financial Results

Operating Revenue
During the third quarter of 2022, the Company sold 122,780 ounces of gold for revenues of $213.6 million, an 8% increase from the prior year period driven by more ounces sold, partially offset by a lower realized gold price.
The average realized gold price in the third quarter was $1,740 per ounce, a 3% decrease compared to $1,792 per ounce in the prior year period. The average realized gold price in the quarter was $11 per ounce above the London PM Fix price due to gains realized on settlement of gold collar contracts.
                                        22

2022 Management’s Discussion and Analysis
Cost of Sales
Cost of sales were $168.1 million in the third quarter, 30% higher than the prior year period.

Mining and Processing
Mining and processing costs were $104.2 million, 23% higher than the prior year period. The increase primarily reflects higher processing costs at Mulatos related to stockpiled ore, as well as higher mining and processing costs at both Young-Davidson and Island Gold, partially offset by a weaker Canadian dollar. These factors contributed to higher consolidated total cash costs in the quarter compared to the prior year period.
Inventory net realizable value adjustment
The Company assesses the net realizable value of inventory at each reporting period. Given the decrease in the gold price at the end of the third quarter, and higher processing costs at Mulatos, the Company recorded an $11.6 million ($7.7 million after tax) reduction in the net realizable value of the heap leach inventory. This included $9.6 million related to mining and processing costs and $2.0 million related to amortization.
Royalties
Royalty expense was $2.4 million in the quarter, consistent with the prior year period of $2.6 million.
Amortization
Amortization of $49.9 million in the quarter was higher than the prior year period due to the start of production at La Yaqui Grande, which commenced in June 2022. Amortization of $406 per ounce was lower than guidance, but 6% higher than the prior year period.
Earnings from Operations
The Company recognized earnings from operations of $29.9 million in the quarter, lower than the prior year period as a result of lower realized gold prices, higher operating costs, and the net realizable value adjustment recorded in 2022.
Net Earnings
The Company reported a net loss of $1.4 million in the quarter, compared to net earnings of $25.1 million in the prior year period. On an adjusted basis, earnings in the third quarter of 2022 were $26.9 million, or $0.07 per share, reflecting adjustments for the inventory net realizable value charge, as well as significant unrealized foreign exchange losses recorded within deferred taxes given the impact of the weakening Canadian dollar on Canadian dollar denominated tax pools.
Review of Nine Months Financial Results

Operating Revenue
For the first nine months of 2022, the Company sold 323,410 ounces of gold for revenues of $589.3 million, a 5% decrease from the prior year period due to 6% less ounces sold, offset by a higher realized gold price.
Cost of Sales
Year-to-date cost of sales were $455.5 million, an increase from $395.7 million in the prior year.
Mining and Processing
Mining and processing costs increased to $288.8 million from $259.3 million in the prior year period. The increase primarily reflected higher processing costs at Mulatos related to stockpiled ore, as well as higher mining and processing costs at both Young-Davidson and Island Gold.
Consolidated total cash costs in the first nine months of the year were $914 per ounce compared to $778 per ounce in the prior year. The increase in total cash costs was primarily driven by higher processing costs at Mulatos and lower grades processed at Island Gold, partially offset by initial low cost production at La Yaqui Grande.
AISC of $1,231 per ounce was higher than the prior year period given higher total cash costs.
Inventory net realizable value adjustment
During the first nine-months of 2022, the Company recorded a $33.9 million ($22.4 million after tax) reduction in the value of the heap leach inventory at Mulatos.
                                        23

2022 Management’s Discussion and Analysis
Royalties
Royalty expense was $6.9 million, a 21% decrease compared to $8.7 million in the prior year, due to less ounces sold, partially offset by a higher realized gold price.
Amortization
Amortization of $125.9 million was lower than in the prior year period, mainly driven by 6% less ounces sold. Amortization was $389 per ounce, an 5% increase compared to 2021.
Impairment Charge
During the first quarter of 2022, the Company sold the Esperanza Gold Project for total proceeds of up to $60.0 million, including $5.0 million in cash, $10.0 million in shares of Zacatecas and $39.0 million of milestone payments. The determination of the fair value of the contingent consideration required the Company to make certain assumptions and estimates in relation to future events based on the current understanding of the facts and circumstances. The completion of each milestone and the related payments are subject to uncertainty.
As a result, the Company incurred an impairment charge of $38.2 million ($26.7 million after tax) in the first quarter of 2022. The non-cash impairment charge reflects the excess of the net carrying value of Esperanza compared to the accounting fair value of consideration received. Refer to note 10 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 for further details.
Earnings from Operations
The Company recognized earnings from operations of $49.9 million, compared to a loss of $34.9 million in the prior year, a significant improvement from the prior year period as a result of the non-cash after-tax impairment charge on the Turkish projects of $213.8 million taken in the second quarter of 2021.
Net Earnings
The Company reported a net loss of $3.5 million for the first nine-months of 2022 compared to a net loss $96.2 million in the prior year. Year-to-date net loss includes a non-cash net realizable value adjustment on Mulatos heap leach inventory of $33.9 million ($22.4 million after tax), as well as the impairment charge related to the Esperanza sale of $38.2 million recorded in the first quarter. Adjusting for these items, as well as unrealized foreign exchange losses recorded in deferred taxes and foreign exchange of $31.6 million, adjusted earnings were $74.2 million or $0.19 per share for the first nine-months of 2022. Adjusted earnings were lower than the first nine-months of 2021, given lower ounces sold and lower operating margins.
Consolidated Expenses and Other

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Exploration expense	($4.7)	($3.7)	($15.8)	($10.4)
Corporate and administrative expense	(6.4)	(5.4)	(18.7)	(17.8)
Share-based compensation expense	(4.5)	(2.1)	(11.2)	(7.2)
Finance expense	(1.0)	(1.3)	(3.5)	(3.3)
Foreign exchange gain (loss)	1.5	(0.1)	1.9	0.2
Other gain (loss)	3.5	0.4	1.5	(3.3)
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Exploration expense was higher than the prior year period, given higher spending on regional programs at Young Davidson, Island Gold, and Mulatos District, which are expensed as incurred. The Company capitalizes near-mine exploration, the majority of which is incurred at Island Gold and Young Davidson.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative
                                        24

2022 Management’s Discussion and Analysis
costs were consistent with the second quarter of 2022, but a $1.0 million increase from the prior year period driven by increased travel, personnel costs and professional fees incurred in the quarter and year to date.
Share-based compensation
Share-based compensation expense of $4.5 million in the third quarter was higher than the prior year period due to the increase in the Company's share price in the quarter and the corresponding impact on the revaluation of the liability for outstanding cash-based long-term incentives. In the first nine months of 2022, share-based compensation expense of $11.2 million was higher than the prior year period due to the increase in the Company's share price compared to the prior year.
Finance expense
Finance expense was consistent with the prior year period and primarily relates to standby fees on the credit facility and accretion of the decommissioning liability.
Foreign exchange gain
A foreign exchange gain of $1.5 million was recorded in the third quarter, compared to the prior period foreign exchange loss of $0.1 million.
The Company applies hedge accounting to its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. During the third quarter, the Company realized a gain of $0.3 million on settled foreign exchange contracts, which was applied against operating and capital costs. In addition, the outstanding foreign exchange contracts had a mark-to-market loss of $14.5 million, net of tax, which is recorded within other comprehensive loss. For the first nine months of 2022, the Company realized a gain of $1.3 million on settled foreign exchange contracts.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other gain (loss)
Other gain (loss) in the third quarter of 2022 includes charges related to the Turkish Treaty claim and administrative expenses of $2.2 million, a reduction of obligation to renounce flow-through exploration expenditures of $1.5 million, an unrealized mark-to-market gain of $3.7 million on gold option contracts, as well as various other one-time charges of $0.5 million. Other gain (loss) in the first nine months of 2022 includes charges related to the Turkish Treaty claim and administrative expenses of $4.2 million, a reduction of obligation to renounce flow-through exploration expenditures of $1.5 million, a loss on disposal of assets of $0.5 million, an unrealized mark-to-market gain of $4.9 million on gold option contracts, as well as various other one-time charges of $0.2 million.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
For the nine months ended September 30, 2022, the Company recognized a current tax expense of $1.4 million and a deferred tax expense of $51.9 million, compared to a current tax expense of $10.8 million and deferred tax expense of $44.1 million in the same period of 2021. The significant deferred tax expense in the period was driven by the impact of the weakening Canadian dollar on Canadian dollar denominated tax pools, as well as the use of tax pools compared to accounting depreciation in the period.
The Company's Mulatos mine in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively. The legal entity financial statements for Mulatos, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The total foreign exchange impact recorded within taxes for the third quarter of 2022 was a $24.5 million loss ($12.7 million loss in the third quarter of 2021) and $31.6 million for the first nine months of the year.

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2022 Management’s Discussion and Analysis
Financial Condition

	September 30, 2022	December 31, 2021
Current assets	$404.5	$459.4	Current assets decreased compared to the end of 2021, primarily driven by non-cash net realizable inventory adjustments at Mulatos of $33.9 million through the year. Cash and cash equivalents are lower due to negative free cash flow given higher spending on construction of La Yaqui Grande and the Phase 3+ Expansion at Island Gold in the first nine months of the year. In addition, the Company paid year-to-date dividends totaling $26.3M, as well as shares repurchased under the NCIB of $8.2 million.
Long-term assets	3,194.8	3,162.1	Long-term assets were consistent with year end, with increases at Mulatos due to the investment in La Yaqui Grande, offset by the sale of the Esperanza Project which reduced mineral properties, plant and equipment.
Total assets	$3,599.3	$3,621.5
Current liabilities	$168.6	$157.4	Current liabilities are higher than year end 2021, due to the timing of trade payables.
Non-current liabilities	756.6	728.5	Non-current liabilities have increased given an increase in the deferred tax liability, mainly driven by foreign exchange movements in the period.
Total liabilities	$925.2	$885.9
Shareholders’ equity	$2,674.1	$2,735.6	The decrease in Shareholders' equity was mainly driven by year-to-date dividends issued and shares repurchased during the first nine months of the year, which decreased share capital.
Total liabilities and equity	$3,599.3	$3,621.5
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements, generate returns for its shareholders, and bolster the balance sheet. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at September 30, 2022, the Company had cash and cash equivalents of $116.7 million and $15.3 million in equity securities, compared to $172.5 million and $23.9 million, respectively, at December 31, 2021. In addition, the Company has access to $500.0 million of liquidity available under its credit facility. In the opinion of management, the Company's liquidity position of $616.7 million at September 30, 2022 comprised of cash and cash equivalents and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.
Cash Flow

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cash flow provided by operating activities	$74.0	$82.4	$196.2	$268.4
Cash flow used in investing activities	(73.8)	(91.0)	(227.8)	(245.8)
Cash flow used in financing activities	(4.1)	(13.2)	(23.4)	(31.8)
Effect of foreign exchange rates on cash	(0.9)	(0.7)	(0.8)	0.1
Net (decrease) increase in cash	(4.8)	(22.5)	(55.8)	(9.1)
Cash and cash equivalents, beginning of period	121.5	233.9	172.5	220.5
Cash and cash equivalents, end of period	$116.7	$211.4	$116.7	$211.4

                                        26

2022 Management’s Discussion and Analysis
Cash flow provided by operating activities
In the third quarter of 2022, operating activities generated cash flow of $74.0 million compared to $82.4 million in the same period in 2021. This represented a 10% decrease, driven by lower operating margins and an increase in VAT receivables in the current period. Cash flow provided by operations before working capital and taxes paid was $96.1 million in the third quarter compared to $102.3 million in the prior year period.
For the first nine months of 2022, operating activities generated $196.2 million compared to $268.4 million in the prior year period due to a 6% reduction in ounces sold, and a reduction in operating margins.
Cash flow used in investing activities
In the third quarter of 2022, capital expenditures, inclusive of capital advances of $72.6 million were lower than expenditures of $90.5 million in the third quarter of 2021. The decrease was driven by lower spend at La Yaqui Grande and Young-Davidson. For the first nine months of the year, the Company invested $228.9 million in capital expenditures, inclusive of capital advances compared to $266.8 million in the prior year period.
Other investing activities in the quarter included the purchase of $1.2 million in shares in other public companies.
Cash flow used in financing activities
During the quarter, the Company declared a dividend of $0.025 per share, consistent with past quarters and the third quarter of 2021, bringing the year-to-date dividends paid to $29.3 million. Of this amount, $26.3 million was paid in cash and the remainder was issued in shares pursuant to the Company's dividend reinvestment plan. In addition, the Company also repurchased and cancelled 1,100,000 shares in the first nine months of the year at a cost of $8.2 million or $7.41 per share, bringing total shareholder returns to $37.5 million in 2022.
In addition, cash flow from financing activities for the third quarter of 2022 includes proceeds of $4.6 million related to a Canadian Exploration Expense ("CEE") flow-through financing, and $10.4 million for the first nine months of 2022.
Credit Facility
The Company has access to an undrawn credit facility (the "Credit Facility") of $500.0 million. The Credit Facility bears interest at a rate of Libor plus 1.875% on drawn amounts and stand-by fees of 0.42% on undrawn amounts and matures on October 1, 2025.

The Credit Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at September 30, 2022, the Company is in compliance with the covenants.
Outstanding Share Data

October 26, 2022
Common shares	392,580,631
Stock options	4,860,725
Deferred share units	1,047,651
Performance share units	1,426,664
Restricted share units	2,882,305
402,797,976
Related party transactions

There were no related party transactions during the period other than those disclosed in the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2022.

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2022 Management’s Discussion and Analysis
Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, fuel prices and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at September 30, 2022, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.
The following gold collar contracts are outstanding as of September 30, 2022:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2022 [1]	Collars	36,525	$1,772	$2,077
2023 [1]	Collars	24,000	$1,759	$2,195
1.The Company also has 60,525 of sold put options at an average price of $1,600 per ounce that mature in the same period as the corresponding collars.

The fair value of these contracts was an asset of $5.4 million as at September 30, 2022 (December 31, 2021 - asset of $0.5 million). For the three months and nine months ended September 30, 2022, the Company realized a gain of $2.1 million related to the settlement of option contracts which is recorded in operating revenues (for the three and nine months ended September 30, 2021 - realized gains of nil and $0.5 million). The Company recorded an unrealized gain of $3.7 million and $4.9 million for the three and nine months ended September 30, 2022 (for the three and nine months ended September 30, 2021 - unrealized gain of $0.4 million and $0.5 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.
Foreign currency contracts
As at September 30, 2022, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2022	Collars	130.2	1.25	1.29
2022	Bought Puts	9.0	1.28	—
2023	Collars	444.0	1.28	1.35
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2022	Collars	495.0	20.94	23.67
2023	Collars	780.0	20.61	23.32
The fair value of these contracts was a liability of $18.4 million as at September 30, 2022 (December 31, 2021 - asset of $2.6 million).
For the three and nine months ended September 30, 2022, the Company realized gains of $0.3 million and $1.3 million on the foreign currency contracts (for the three and nine months ended September 30, 2021 - realized gains of $1.0 million and $3.6 million) which has been applied against operating and capital costs.

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2022 Management’s Discussion and Analysis
Fuel contracts
The Company enters into option contracts to hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
The following fuel option contracts are outstanding as of September 30, 2022:

Period Covered	Contract type	Gallons subject to contract	Average purchase call option/gallon	Average sold put option/gallon
2022	Collars	504,000	$2.32	$1.89
2023	Collars	504,000	$3.30	$2.95
The fair value of these contracts was an asset of $0.5 million at September 30, 2022 (December 31, 2021 - $0.4 million).
For the three and nine months ended September 30, 2022 the Company recorded a realized gain of $0.7 million and $2.2 million related to the settlement of fuel contracts which is recorded in cost of sales (for the three and nine months ended September 30, 2021, the Company recorded a gain of $0.3 million and $0.3 million).
Summary of Quarterly Financial and Operating Results

	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Gold ounces produced	123,400	103,900	98,900	112,500	104,700	114,200	125,800	120,400
Gold ounces sold	122,780	102,164	98,466	112,966	110,488	107,581	126,482	121,831
Operating Revenues	$213.6	$191.2	$184.5	$203.1	$198.0	$195.1	$227.4	$226.6
Earnings (loss) from operations	$29.9	$25.7	($5.7)	$49.8	$57.3	($168.5)	$76.3	$81.3
Net (loss) earnings	($1.4)	$6.4	($8.5)	$29.5	$25.1	($172.5)	$51.2	$76.9
(Loss) earnings per share, basic	$0.00	$0.02	($0.02)	$0.08	$0.06	($0.44)	$0.13	$0.20
Adjusted net earnings (1)	$26.9	$29.3	$18.0	$36.7	$37.6	$38.7	$49.1	$58.2
Adjusted earnings per share, basic (1)	$0.07	$0.07	$0.05	$0.09	$0.10	$0.10	$0.13	$0.15
Earnings before interest, taxes, depreciation and amortization (1)	$96.4	$92.0	$62.9	$88.0	$100.0	$94.4	$119.6	$133.6
Cash provided by operating activities	$74.0	$75.7	$46.5	$88.1	$82.4	$86.7	$99.3	$131.4
Average realized gold price	$1,740	$1,871	$1,874	$1,798	$1,792	$1,814	$1,798	$1,860
(1)Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

For the past eight quarters, production and gold ounces sold have been relatively consistent. Ounces produced in the third quarter of 2022 were the highest in nearly two years given a full quarter of production from La Yaqui Grande, which commenced production in June 2022.
Earnings (loss) from operations and cash flow from operating activities have remained relatively strong since the fourth quarter of 2020, as a result of a higher gold price and lower operating costs. However, earnings (loss) from operations have been impacted by various one-time charges over the past eight quarters. In the third and second quarters of 2022, earnings (loss) from operations were impacted by a non-cash net realizable charge on Mulatos heap leach inventory of $11.6 million ($7.7 million after tax) in the third quarter, and $22.3 million ($14.7 million after tax) in the second quarter. The loss from operations in the first quarter of 2022 was driven by the non-cash impairment charge of $38.2 million on the sale of the Esperanza Project, while the loss from operations in the second quarter of 2021 resulted from the non-cash impairment charge of $224.3 million related to the Turkish Projects.
The fourth quarter of 2020 represented record adjusted net earnings, cash flow from operations and earnings before interest, taxes, depreciation and amortization.

                                        29

2022 Management’s Discussion and Analysis
Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Condensed Interim Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:
•adjusted net earnings and adjusted earnings per share;
•cash flow from operating activities before changes in working capital and taxes received;
•company-wide free cash flow;
•total mine-site free cash flow;
•mine-site free cash flow;
•net cash;
•total cash cost per ounce of gold sold;
•all-in sustaining cost ("AISC") per ounce of gold sold;
•mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;
•sustaining and non-sustaining capital expenditures; and
•earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:
•Foreign exchange gain (loss)
•Items included in other gain (loss)
•Certain non-reoccurring items
•Foreign exchange gain (loss) recorded in deferred tax expense
•The income and mining tax impact of items included in other gain (loss)
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; loss on disposal of assets; severance costs related to Turkish Projects; and Turkish Projects holding costs and arbitration costs. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.
                                        30

2022 Management’s Discussion and Analysis

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net (loss) earnings	($1.4)	$25.1	($3.5)	($96.2)
Adjustments:
Inventory net realizable value adjustment, net of taxes	7.7	—	22.4	—
Impairment charge, net of taxes	—	—	26.7	213.8
Foreign exchange (gain) loss	(1.5)	0.1	(1.9)	(0.2)
Other (gain) loss	(3.5)	(0.4)	(1.5)	3.3
Unrealized foreign exchange loss recorded in deferred tax expense	24.5	12.7	31.6	4.7
Other income tax and mining tax adjustments	1.1	0.1	0.4	—
Adjusted net earnings	$26.9	$37.6	$74.2	$125.4
Adjusted earnings per share - basic and diluted	$0.07	$0.10	$0.19	$0.32
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cash flow from operating activities	$74.0	$82.4	$196.2	$268.4
Add: Changes in working capital and taxes paid	22.1	19.9	56.1	50.7
Cash flow from operating activities before changes in working capital and taxes paid	$96.1	$102.3	$252.3	$319.1
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Cash flow from operating activities	$74.0	$82.4	$196.2	$268.4
Less: mineral property, plant and equipment expenditures	(72.6)	(89.2)	(228.9)	(245.3)
Less: capital advances	—	(1.3)	—	(21.5)
Company-wide free cash flow	$1.4	($8.1)	($32.7)	$1.6

Mine-site Free Cash Flow

"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

                                        31

2022 Management’s Discussion and Analysis

Total Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$74.0	$82.4	$196.2	$268.4
Add: operating cash flow used by non-mine site activity	8.2	9.5	32.6	33.6
Cash flow from operating mine-sites	$82.2	$91.9	$228.8	$302.0

Mineral property, plant and equipment expenditure	$72.6	$89.2	$228.9	$245.3
Capital advances	—	1.3	—	21.5
Less: capital expenditures from development projects, and corporate	(6.9)	($5.3)	(17.4)	(16.3)

Capital expenditure and capital advances from mine-sites	$65.7	$85.2	$211.5	$250.5

Total mine-site free cash flow	$16.5	$6.7	$17.3	$51.5

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$38.4	$51.2	$128.2	$133.7
Mineral property, plant and equipment expenditure	(15.1)	(22.3)	(50.9)	(63.8)
Mine-site free cash flow	$23.3	$28.9	$77.3	$69.9

Island Gold Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$32.1	$31.5	$109.0	$129.9
Mineral property, plant and equipment expenditure (1)	(40.7)	(33.8)	(103.4)	(92.5)
Mine-site free cash flow	($8.6)	($2.3)	$5.6	$37.4
(1)Includes capital advances of nil and $1.4 million for the three and nine months ended September 30, 2022 ($0.6 million and $3.4 million for the three and nine months ended September 30, 2021).

Mulatos District Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(in millions)
Cash flow from operating activities	$11.7	$9.2	($8.4)	$38.4
Mineral property, plant and equipment expenditure (1)	(9.9)	(29.1)	(57.2)	(94.2)
Mine-site free cash flow	$1.8	($19.9)	($65.6)	($55.8)
(1)Includes a drawdown of capital advances of $1.4 million for the three and nine months ended September 30, 2022 ($0.7 million and $18.1 million of advances for the three and nine months ended September 30, 2021).

Net Cash
The Company defines net cash as cash and cash equivalents less long-term debt.
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. This metric excludes COVID-19 costs incurred in the period. Total cash costs per ounce is exclusive of exploration costs.
                                        32

2022 Management’s Discussion and Analysis
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$104.2	$84.5	$288.8	$259.3
Royalties	2.4	2.6	6.9	8.7
Total cash costs	106.6	87.1	295.7	268.0
Gold ounces sold	122,780	110,488	323,410	344,551
Total cash costs per ounce	$868	$788	$914	$778

Total cash costs	$106.6	$87.1	$295.7	$268.0
Corporate and administrative(1)	6.4	5.4	18.7	17.8
Sustaining capital expenditures(2)	26.0	30.9	68.7	81.2
Share-based compensation	4.5	2.1	11.2	7.2
Sustaining exploration	0.5	1.3	1.8	3.8
Accretion of decommissioning liabilities	0.6	0.5	2.0	1.8
Total all-in sustaining costs	$144.6	$127.3	$398.1	$379.8
Gold ounces sold	122,780	110,488	323,410	344,551
All-in sustaining costs per ounce	$1,178	$1,152	$1,231	$1,102
(1)Corporate and administrative expenses exclude expenses incurred at development properties.
(2)Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital expenditures for the period are as follows:
                                        33

2022 Management’s Discussion and Analysis

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(in millions)
Capital expenditures per cash flow statement	$72.6	$89.2	$228.9	$245.3
Less: non-sustaining capital expenditures at:
Young-Davidson	(2.1)	(10.6)	(17.3)	(32.8)
Island Gold	(31.6)	(19.3)	(77.0)	(53.6)
Mulatos District	(6.0)	(23.1)	(48.5)	(61.4)
Corporate and other	(6.9)	(5.3)	(17.4)	(16.3)
Sustaining capital expenditures	$26.0	$30.9	$68.7	$81.2

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$41.5	$38.2	$122.3	$119.9
Royalties	1.3	1.2	4.2	4.0
Total cash costs	$42.8	$39.4	$126.5	$123.9
Gold ounces sold	49,218	48,625	147,405	141,931
Total cash costs per ounce	$870	$810	$858	$873

Total cash costs	$42.8	$39.4	$126.5	$123.9
Sustaining capital expenditures	13.0	11.7	33.6	31.0
Accretion of decommissioning liabilities	—	—	0.2	0.2
Total all-in sustaining costs	$55.8	$51.1	$160.3	$155.1
Gold ounces sold	49,218	48,625	147,405	141,931
Mine-site all-in sustaining costs per ounce	$1,134	$1,051	$1,087	$1,093

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$19.7	$15.5	$57.6	$48.3
Royalties	0.7	1.1	1.9	3.8
Total cash costs	$20.4	$16.6	$59.5	$52.1
Gold ounces sold	31,342	28,331	91,507	101,845
Total cash costs per ounce	$651	$586	$650	$512

Total cash costs	$20.4	$16.6	$59.5	$52.1
Sustaining capital expenditures	9.1	13.9	26.4	35.5
Accretion of decommissioning liabilities	0.1	—	0.2	—
Total all-in sustaining costs	$29.6	$30.5	$86.1	$87.6
Gold ounces sold	31,342	28,331	91,507	101,845
Mine-site all-in sustaining costs per ounce	$944	$1,077	$941	$860
                                        34

2022 Management’s Discussion and Analysis

Mulatos District Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
(in millions, except ounces and per ounce figures)
Mining and processing	$43.0	$30.8	$108.9	$91.1
Royalties	0.4	0.3	0.8	0.9
Total cash costs	$43.4	$31.1	$109.7	$92.0
Gold ounces sold	42,220	33,532	84,498	100,775
Total cash costs per ounce	$1,028	$927	$1,298	$913

Total cash costs	$43.4	$31.1	$109.7	$92.0
Sustaining capital expenditures	3.9	5.3	8.7	14.7
Sustaining exploration	0.1	0.8	0.5	2.3
Accretion of decommissioning liabilities	0.6	0.5	1.6	1.6
Total all-in sustaining costs	$48.0	$37.7	$120.5	$110.6
Gold ounces sold	42,220	33,532	84,498	100,775
Mine-site all-in sustaining costs per ounce	$1,137	$1,124	$1,426	$1,097
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before impairment charges, interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the condensed interim consolidated financial statements:

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net (loss) earnings	($1.4)	$25.1	($3.5)	($96.2)
Add back:
Inventory net realizable value adjustment	11.6	—	33.9	—
Impairment charge	—	—	38.2	224.3
Finance expense	1.0	1.3	3.5	3.3
Amortization	49.9	42.4	125.9	127.7
Deferred income tax expense	34.9	29.0	51.9	44.1
Current income tax expense	0.4	2.2	1.4	10.8
EBITDA	$96.4	$100.0	$251.3	$314.0
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
•Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense
                                        35

2022 Management’s Discussion and Analysis
Accounting Estimates, Policies and Changes

The preparation of the Company's condensed interim consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2021.

Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2021, with the exception of those listed in note 2 of the condensed interim consolidated financial statements for the three and nine months ended September 30, 2022.
Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of September 30, 2022. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed as at September 30, 2022.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2022 and have concluded that these disclosure controls and procedures were appropriately designed as at September 30, 2022.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
                                        36

2022 Management’s Discussion and Analysis
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: All resource and reserve estimates included in this MD&A or documents referenced in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

International Financial Reporting Standards: The condensed interim consolidated financial statements of the Company have been prepared by management in accordance with International Financial Reporting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed, to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as "expect", “assume”, “schedule”, "believe", "anticipate", "intend", "objective", "estimate", “potential”, "forecast", "budget", “target”, “on track”, “outlook”, “continue”, “plan” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.
Such statements include, but may not be limited to, expectations pertaining to: ramp up of stacking rates at La Yaqui Grande and corresponding increases to production and decreases to costs; reductions in GHG emissions; increases to production and decreases to costs, including mine-site all-in sustaining costs, resulting from intended completion of the Phase 3+ expansion at Island Gold; intended infrastructure investments in, method of funding for, and timing of the completion of, the Phase 3+ expansion; approval of the Environmental Impact Study for the Lynn Lake Gold Project and the intended release of an updated feasibility study and timing related thereto; as well as other general information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected mine life, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future plans and performance.
Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause
                                        37

2022 Management’s Discussion and Analysis
actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates which may be impacted by unscheduled maintenance, weather issues, labour and contractor availability and other operating or technical difficulties); operations may be exposed to new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic; the impact of the COVID-19 pandemic on the broader market and the trading price of the Company's shares; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico, the United States and Türkiye; the duration of regulatory responses to the COVID-19 pandemic; government and the Company’s attempts to reduce the spread of COVID-19 which may affect many aspects of the Company's operations including the ability to transport personnel to and from site, contractor and supply availability and the ability to sell or deliver gold doré bars; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; changes in foreign exchange rates (particularly the Canadian Dollar, Mexican Peso, U.S. Dollar and Turkish Lira); the impact of inflation; changes in the Company's credit rating; any decision to declare a quarterly dividend; employee and community relations; litigation and administrative proceedings (including but not limited to the investment treaty claim announced on April 20, 2021 against the Republic of Türkiye by the Company’s wholly-owned Netherlands subsidiaries, Alamos Gold Holdings Coöperatief U.A, and Alamos Gold Holdings B.V.); disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays with the Phase 3+ expansion project at the Island Gold mine; delays in permitting, construction decisions and any development of the Lynn Lake project; the risk that the Company’s mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage and operating assets; labour and contractor availability (and being able to secure the same on favourable terms); contests over title to properties; expropriation or nationalization of property; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; changes in national and local government legislation (including tax and employment legislation), controls or regulations in Canada, Mexico, Türkiye, the United States and other jurisdictions in which the Company does or may carry on business in the future; increased costs and risks related to the potential impact of climate change; failure to comply with environmental and health and safety laws and regulations; disruptions in the maintenance or provision of required infrastructure and information technology systems; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. The litigation against the Republic of Türkiye, described above, results from the actions of the Turkish government in respect of the Company’s projects in the Republic of Türkiye. Such litigation is a mitigation effort and may not be effective or successful. If unsuccessful, the Company’s projects in Türkiye may be subject to resource nationalism and further expropriation; the Company may lose any remaining value of its assets and gold mining projects in Türkiye and its ability to operate in Türkiye. Even if successful, there is no certainty as to the quantum of any damages award or recovery of all, or any, legal costs. Any resumption of activities in Türkiye, or even retaining control of its assets and gold mining projects in Türkiye can only result from agreement with the Turkish government. The investment treaty claim described in this MD&A may have an impact on foreign direct investment in the Republic of Türkiye which may result in changes to the Turkish economy, including but not limited to high rates of inflation and fluctuation of the Turkish Lira which may also affect the Company’s relationship with the Turkish government, the Company’s ability to effectively operate in Türkiye, and which may have a negative effect on overall anticipated project values.
Additional risk factors and details with respect to risk factors affecting that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A are set out in the Company's latest 40-F/Annual Information Form under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Senior Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.
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